UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

Commission File Number: 001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant's name into English)

Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 7, Fragoklisias Street, 2nd Floor Maroussi 151 25 Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. (the "Company"), dated August 10, 2010, containing the Company's financial results for the three and six months ended June 30, 2010.

This report on Form 6-K, except for the sections entitled "Akis Tsirigakis, President and CEO of Star Bulk, commented" and "George Syllantavos, Chief Financial Officer of Star Bulk, commented," is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-153304) that was filed with the U.S. Securities and Exchange Commission ("Commission") with an effective date of November 3, 2008, and the Company's registration statement on Form F-3 (File No. 333-156843) that was filed with the Commission with an effective date of February 12, 2009.

Exhibit 1

STAR BULK REPORTS FINANCIAL RESULTS FOR THE SECOND QUARTER AND
FIRST HALF 2010 AND DECLARES DIVIDEND OF $0.05 PER SHARE

ATHENS, GREECE, August 10, 2010 – Star Bulk Carriers Corp. (the "Company" or "Star Bulk") (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes, today announced that its Board of Directors declared a cash dividend of $0.05 per outstanding share of the Company's common stock for the three months ended June 30, 2010. The dividend is payable on or about August 30, 2010, to shareholders of record as of August 25, 2010. The Company also announced today its unaudited financial and operating results for the second quarter and first half of 2010.

Akis Tsirigakis, President and CEO of Star Bulk commented: "We are pleased to report strong second quarter 2010 financial results well above expectations. Our financial performance in the second quarter 2010 reflects the consistent implementation of our business strategy including operating cost reduction efforts and pursuing organic fleet expansion. At the same time we continue rewarding our shareholders with meaningful regular dividend of $0.05 cents per share implying an annualized yield of 7% at the current share price.

"Our vessel operating costs are lower by 42% compared to the same period last year mainly due to our cost efficient in-house fleet management which was fully implemented during the first quarter of 2010 and continues to produce tangible results while our fleet utilization rose to 99.5%. Furthermore, our interest expense was reduced by half due to the accelerated principal repayment nature of our loans. Also, our revenue visibility remains high with contacted operating days of 98% for the remainder of 2010 and 64% for 2011.

"We have also continued our organic growth during this quarter expanding our fleet by ordering our second capesize newbuilding in April 2010, without diluting our shareholders. So far in 2010, we have contracted to acquire three Capesize vessels, the 2000 built M/V Aurora and two newbuildings. These acquisitions will expand our fleet carrying capacity in DWT by about 57%."

George Syllantavos, Chief Financial Officer of Star Bulk commented: "As of today, our senior debt has been reduced to $201 million while our cash position stands at approximately $54 million, translating into a conservative net debt position of approximately 21% of our total assets. Through our front-loaded principal repayment schedule we have repaid $32 million during the first half 2010 and $46 million year-to-date. This front-loading produced tangible results by lowering our interest costs, while through our resistance to enter into interest rate hedge mechanisms we avoided interest rate swap costs that have burdened other companies.

"We are confident our strong balance sheet will enable us to meet our debt and capital expenditure commitments and continue rewarding our shareholders with a regular dividend."

Fleet Profile (As of August 11, 2010)

Vessel Name	Type	DWT	Year Built

Star Sigma	Capesize	184,403	1991
Star Ypsilon	Capesize	150,940	1991
Star Gamma	Supramax	53,098	2002
Star Delta	Supramax	52,434	2000
Star Epsilon	Supramax	52,402	2001
Star Zeta	Supramax	52,994	2003
Star Theta	Supramax	52,425	2003
Star Kappa	Supramax	52,055	2001
Star Omicron	Supramax	53,489	2005
Star Cosmo	Supramax	52,247	2005
Total	10	756,487

Vessel to be acquired
Star Aurora (1)	Capesize	171,199	2000

Newbuildings
Vessel Name	Type	DWT	Delivery Date

Star Bulk TBN (2)	Capesize	180,000	Sept-2011
Star Bulk TBN (2)	Capesize	180,000	Nov-2011

(1)
On February 18, 2010 the Company entered into a agreement to purchase a Capesize vessel of approximately 171,000 dwt, built in 2000 in Japan, for $42.5 million from a third party with expected delivery in the fourth quarter 2010. The Company intends to finance this purchase through a combination of Company's cash and bank debt. The Company also entered into a time charter agreement with Rio Tinto for the vessel for a period of approximately 3 years at a gross daily rate of $27,500.

(2)
On March 24 and April 6, 2010 the Company signed two contracts with the shipbuilder Hanjin to build two Capesize vessels at a price of $106.9 million in aggregate with expected delivery in September and November 2011, respectively. The Company intends to finance both newbuildings through a combination of company cash and bank debt.

Second Quarter 2010 and 2009 Results

For the second quarter 2010, total revenues amounted to $30.0 million compared to $32.4 million for the second quarter 2009. This decrease was mainly due to the decrease in the number of vessels that operated, from an average of 12 vessels during the second quarter of 2009 to 11 vessels for the second quarter of 2010. Operating income amounted to $7.3 million for the second quarter 2010 compared to an operating loss of $1.0 million for the second quarter 2009. Net income for the second quarter 2010 amounted to $6.0 million or $0.10 earnings per share calculated on 61,055,907 and 61,191,174 weighted average number of shares, basic and diluted, respectively. Net loss for the second quarter 2009 amounted to $3.4 million or $0.06 loss per basic and diluted shares calculated on 60,994,760 weighted average numbers of shares.

The second quarter 2010 net income figure includes the following non-cash items:

•	Net revenue of $0.3 million representing amortization of fair value of below market acquired time charters, attached to vessels acquired, over the remaining period of the time charter into revenue.

•	Expenses of $1.7 million, relating to the amortization of stock based compensation recognized in connection with the restricted shares issued to directors and employees.

•	An unrealized gain of $0.2 million associated with the mark-to-market valuation of the Company's derivatives.

Excluding these items net income for the second quarter of 2010 would amount to $7.2 million or $0.12 earnings per basic and diluted share.

The second quarter 2009 net loss figure includes the following non-cash items:

•
A net reduction of revenue of $1.0 million, representing amortization of fair value of below/above market acquired time charters, attached to vessels acquired, over the remaining period of the time charter into revenue.

•	Expenses of $0.2 million, relating to the amortization of stock based compensation recognized in connection with the restricted shares issued to directors and employees.

•	An unrealized gain of $0.6 million associated with the mark-to-market valuation of the Company's derivatives.

Excluding these items net loss for the second quarter of 2009 would amount to $2.8 million or $0.05 loss per basic and diluted share.

Adjusted EBITDA for the second quarter 2010 and 2009 was $20.0 million and $15.5 million, respectively. A reconciliation of EBITDA and adjusted EBITDA to net cash provided by cash flows from operating activities is set forth below.

An average of 11.0 and 12.0 vessels were owned and operated during the second quarter 2010 and 2009, respectively, earning an average Time Charter Equivalent, ('TCE") rate of $28,640 per day and $30,019 per day, respectively. We refer you to the information under the heading "Summary of Selected Data" later in this earnings release for further information regarding our calculation of TCE rates.

Vessel operating expenses decreased approximately 42% to $5.3 million for the second quarter 2010 compared to $9.1 million for the same period last year. The decrease is mainly due to a more cost efficient in-house management of the vessels which was fully implemented during the first quarter of 2010 and due to the decrease in the number of vessels that operated during the second quarter of 2009 compared to the second quarter of 2010.

Voyage expenses decrease by $1.2 million in the second quarter of 2010 as compared to the same period of 2009 mainly due to the fact that during the second quarter of 2009 one of our vessels was under a COA.

Depreciation expense decreased to $11.5 million for the second quarter 2010 from $15.8 million for the second quarter 2009. The decrease in depreciation expense was due to the fact that our fleet was reduced from an average of 12 vessels during the second quarter 2009, to an average of 11 during the second quarter 2010. Furthermore, depreciation expense was further reduced due to the reclassification of the vessel Star Beta during the first quarter of 2010 as an asset held for sale. The vessel Star Beta was delivered to her buyers in July 2010.

General and administrative expenses increased to $3.2 million for the second quarter 2010 from $1.7 million for the second quarter 2009, respectively. This increase is mainly due to a higher stock-based compensation expense.

First Half 2010 and 2009 Results

For the first half 2010, total revenues amounted to $59.3 million compared to $77.5 million for the first half 2009. This decrease is mainly due to higher charter rates earned for most of our vessels during 2009 and the lower amortization of fair value of below/above market acquired time charters of $0.7 million for the first half 2010 compared to $5.4 million for the first half 2009. Operating loss amounted to $24.2 million for the first half 2010 compared to operating income of $24.2 million for the first half 2009. Net loss for the first half 2010 amounted to $27.0 million representing $0.44 loss per basic and diluted share calculated on 61,052,850 weighted average number of basic and diluted shares. Net income for the first half 2009 amounted to $19.0 million representing $0.31 earnings per share calculated on 60,694,160 weighted average number of shares, basic and diluted.

The first half 2010 net loss figure includes the following non-cash items:

•	Impairment loss of $33.0 million in connection with the sale of the vessel Star Beta.

•
An increase of revenue of $0.7 million representing amortization of fair value of below market acquired time charters, attached to vessels acquired, over the remaining period of the time charter into revenue.

•	Expenses of $2.5 million, relating to the amortization of stock based compensation recognized in connection with the restricted shares issued to directors and employees.

•	An unrealized loss of $0.2 million associated with the mark-to-market valuation of the Company's derivatives.

Excluding these items a net income for the first half of 2010 would amount to $8.0 million or $0.13 earnings per basic and diluted share.

The first half of the year 2009 net income figure includes the following non-cash items:

•	A net increase of revenue of $5.4 million representing amortization of fair value of below/above market acquired time charters, over the remaining period of the time charter into revenue.

•
A gain of $10.9 million associated with the gain on the time charter agreement termination which mainly relates to the unamortized fair value of below market acquired time charter on a vessel early redelivery date.

•	Expenses of $1.7 million relating to the amortization of stock based compensation recognized in connection with the restricted shares issued to directors and employees.

•	An unrealized loss of $2.2 million associated with the mark-to-market valuation of the Company's derivatives.

Excluding these items net income for the first half of 2009 would amount to $6.6 million or $0.11 earnings per basic and diluted share.

Adjusted EBITDA for six months ended June 30, 2010 and 2009 was $34.6 million and $43.3 million respectively. A reconciliation of EBITDA and adjusted EBITDA to net cash provided by cash flows from operating activities is set forth below.

An average of 11.0 and 12.0 vessels were owned and operated during the six months ended June 30, 2010 and 2009, respectively, earning an average TCE rate of $27,291 and $32,591 per day, respectively. We refer you to the information under the heading "Summary of Selected Data" later in this earnings release for further information regarding our calculation of TCE rates.

Total expenses, amounted to $48.5 million for the six months ended June 30, 2010 compared to $64.5 million for the six months ended June 30, 2009. Vessel operating expenses were $10.9 million for the first half 2010 compared to $15.8 million for the same period last year. The decrease are mainly due to a more cost efficient in-house management which was fully implemented during the first half of 2010 and the decrease in the number of vessels that operated compare to the first half of 2010.

Depreciation expense decreased to $23.0 million for the first half 2010 from $31.5 million for the first half 2009. The decrease in depreciation expense was due to the fact that our fleet was reduced from an average of 12 vessels during the first half of 2009, to an average of 11 during the first half of 2010. Furthermore, depreciation expense was further reduced due to the reclassification of the vessel Star Beta during the first quarter of 2010 as an asset held for sale.

General and administrative expenses increased to $5.7 million for first half 2010 from $4.6 million the first half 2009, respectively. This increase was mainly due to a higher stock based compensation expense.

Liquidity and Capital Resources

Cash Flows

Net cash provided by operating activities for the six months ended June 30, 2010 and 2009, was $33.3million and $42.1 million, respectively. Net cash provided by operating activities for the six month period ended June 30, 2010 was primarily a result of recorded net loss of $27.0 million, adjusted for depreciation of $23.0 million, and an impairment loss of $34.8 million resulting from the sale of vessel Star Beta which has been classified as asset held for sale and recorded at fair value less costs to sell. Net cash provided by operating activities for the six month period ended June 30, 2009 was primarily a result of recorded net income of $19.0 million, adjusted for depreciation of $31.5 million and stock based compensation and fair value of derivatives of $3.9 million, offset by amortization of fair value of below/above market acquired time charter agreements of $5.4 million and non-cash gain on time charter agreement termination of $10.9 million.

Net cash used in investing activities for the six months ended June 30, 2010 and 2009 was $27.3 million and $25.5 million, respectively. Net cash used in investing activities for the six month ended June 30, 2010, was primarily due to the 20% advance given for the vessel Star Aurora that is to be acquired during the fourth quarter of 2010, amounting to $8.5 million plus 20% installments related to each of our two newbuildings amounting to $21.5 million in aggregate and offset by a decrease in restricted cash amounting to $2.6 million. For the six month period ended June 30, 2009, there was no cash used in investing activities due to the lack of acquisitions and/or sales of vessels during the period, however, there was an increase in restricted cash of $25.4 million related to the waivers obtained for the existing loan agreements.

Net cash used in financing activities for the six months ended June 30, 2010 and 2009 was $38.6 million and $22.6 million respectively. For the six month ended June 30, 2010, net cash used in financing activities consisted of loan installment payments amounting to $32.2 million, cash dividend payments of $6.2 million and financing fees amounting $0.2 million. For the six months ended June 30, 2009, net cash used in financing activities consisted of the payments of loan installments amounting to $24.5 million offset by cash provided from our Director's dividend reinvestment of $1.9 million.

Summary of Selected Data

(TCE rates expressed in U.S. dollars)
	3 months ended	3 months ended
	June 30, 2009	June 30, 2010
Average number of vessels(1)	12.0	11.0
Number of vessels (as of the last day of the periods reported)	12	11
Average age of operational fleet (in years) (2)	10.2	9.9
Ownership days (3)	1,092	1,001
Available days (4)	1,046	1,001
Voyage days for fleet (5)	1,035	996
Fleet utilization (6)	98.9%	99.5%
Average per-day TCE rate (7)	$30,019	28,640

	6 months ended	6 months ended
	June 30, 2009	June 30, 2010
Average number of vessels(1)	12.0	11.0
Number of vessels (as of the last day of the periods reported)	12	11
Average age of operational fleet (in years) (2)	10.2	9.9
Ownership days (3)	2,172	1,991
Available days (4)	2,102	1,970
Voyage days for fleet (5)	2,071	1,963
Fleet utilization (6)	98.5%	99.6%
Average per-day TCE rate (7)	$32,591	27,291

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Average age of operational fleet is calculated as at June 30, 2009 and 2010, respectively.

(3) Ownership days are the total calendar days each vessel in the fleet was owned by Star Bulk for the relevant period.

(4) Available days for the fleet are the ownership days after subtracting for off-hire days with major repairs, dry-docking or special or intermediate surveys or transfer of ownership.

(5) Voyage days are the total days the vessels were in our possession for the relevant period after subtracting all off-hire days incurred for any reason (including off-hire for dry-docking, major repairs, special or intermediate surveys).

(6) Fleet utilization is calculated by dividing voyage days by available days for the relevant period and takes into account the dry-docking periods.

(7) Represents the weighted average per-day TCE rates, of our entire fleet. TCE rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above/below market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We included TCE revenues, a non- GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE rate is also included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods and because we believe that it presents useful information to investors.

Unaudited Consolidated Condensed Statement of Operations

(Expressed in thousands of U.S. dollars except for share and per share data)	3 months ended June 30, 2009	3 months ended June 30, 2010	6 months ended June 30, 2009	6 months ended June 30, 2010

Revenues:	32,370	29,991	77,485	59,270
Expenses:
Voyage expenses	(2,314)	(1,131)	(4,620)	(5,023)
Vessel operating expenses	(9,118)	(5,274)	(15,839)	(10,896)
Drydocking expenses	(3,511)	(429)	(3,773)	(1,501)
Depreciation	(15,836)	(11,454)	(31,497)	(23,034)
Management fees	(248)	(40)	(533)	(81)
Gain/(loss) on derivative instruments	(587)	84	(3,610)	(2,331)
General and administrative expenses	(1,738)	(3,234)	(4,601)	(5,673)
Total expenses	(33,352)	(21,478)	(64,473)	(48,539)

Vessel impairment loss	-	(1,215)	-	(34,947)
(Loss)/gain on time charter agreement termination	-	-	11,179	-

Operating income /(loss)	(982)	7,298	24,191	(24,216)

Interest and finance costs	(2,734)	(1,456)	(5,476)	(3,118)
Interest income	272	141	295	300
Total other expenses, net	(2,462)	(1,315)	(5,181)	(2,818)
Net income / (loss)	(3,444)	5,983	19,010	(27,034)

Earnings/ (loss) per share, basic	(0.06)	0.10	0.31	(0.44)
Earnings /(loss) per share, diluted	(0.06)	0.10	0.31	(0.44)
Weighted average number of shares outstanding, basic	60,994,760	61,055,907	60,694,160	61,052,850
Weighted average number of shares outstanding, diluted	60,994,760	61,191,174	60,694,160	61,052,850

Unaudited Consolidated Condensed Balance Sheets (Expressed in thousands of U.S. dollars)
ASSETS	December 31, 2009	June 30, 2010
Cash and restricted cash	48,495	12,384
Vessel held for sale	-	20,270
Other current assets	12,333	13,242
TOTAL CURRENT ASSETS	60,828	45,896
Fixed assets, net	668,698	620,728
Restricted cash	29,920	26,020
Other non-current assets	1,195	1,457
TOTAL ASSETS	760,641	694,101
Current portion of long-term debt	59,675	43,500
Other current liabilities	11,417	8,811
TOTAL CURRENT LIABILITIES	71,092	52,311
Long-term debt	187,575	171,525
Other non-current liabilities	2,717	1,692
TOTAL LIABILITIES	261,384	225,528
STOCKHOLDERS' EQUITY	499,257	468,573
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	760,641	694,101

Unaudited Cash Flow Data

(Expressed in thousands of U.S. dollars)	6 months ended June 30, 2009	6 months ended June 30, 2010

Net cash provided by operating activities	42,136	33,303

Net cash (used in) investing activities	(25,457)	(27,346)

Net cash (used in) financing activities	(22,614)	(38,570)

EBITDA and adjusted EBITDA Reconciliation

Star Bulk considers EBITDA to represent net income before interest, income taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, ("U.S. GAAP"), and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its liquidity position it is used by our lenders as a measure of our compliance with certain loan covenants and because the Company believes that it presents useful information to investors regarding the Company's ability to service and/or incur indebtedness.

The Company excluded amortization of the fair value of above/below market acquired time charters associated with time charters attached to vessels acquired, vessel impairment loss, non-cash gain or loss related to early time charter termination and stock -based compensation expense recognized during the period, to derive adjusted EBITDA. The Company excluded the above non-cash items to derive adjusted EBITDA because the Company believes that these non-cash items do not reflect the operational cash inflows and outflows of the Company's fleet.

The following table reconciles net cash provided by operating activities to EBITDA and adjusted EBITDA:

(Expressed in thousands of U.S. dollars)	3 months ended June 30, 2009	3 months ended June 30, 2010	6 months ended June 30, 2009	6 months ended June 30, 2010

Net cash provided by operating activities	17,585	20,168	42,136	33,303
Net decrease in current assets	(2,922)	(2,121)	(34)	(4,028)
Net (increase)/ decrease in operating liabilities, excluding current portion of long term debt	(1,479)	1,737	(3,790)	3,673
Amortization of fair value of above/below market acquired time charter agreements	(1,006)	339	5,358	674
Vessel impairment loss	-	(1,031)	-	(34,763)
Other non cash charges	-	(1)	-	(7)
Amortization of deferred finance charges	(129)	(83)	(185)	(169)
Stock – based compensation	(214)	(1,733)	(1,666)	(2,515)
Change in fair value of derivatives	557	162	(2,231)	(168)
Non-cash (loss)/gain on time charter agreement termination	-	-	10,919	-
Net Interest expense	2,462	1,315	5,181	2,818
EBITDA	14,854	18,752	55,688	(1,182)
Less:
Amortization of fair value of above/below market acquired time charter agreements	-	(339)	(5,358)	(674)
Change in fair value of derivatives	(557)	(162)	-	-
Non-cash gain on time charter agreement termination	-	-	(10,919)	-
Plus:
Amortization of fair value of above/below market acquired time charter agreements	1,006	-	-	-
Stock – based compensation	214	1,733	1,666	2,515
Vessel impairment loss	-	-	-	33,000
Change in fair value of derivatives	-	-	2,231	168
Adjusted EBITDA	15,517	19,984	43,308	33,827

Conference Call details:

Star Bulk's management team will host a conference call to discuss the Company's financial results tomorrow, Wednesday, August 11, 2010 at 8:30 a.m. Eastern Daylight Time (EDT).

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "Star Bulk."

A replay of the conference call will be available until August 18, 2010. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 3128607#.

Slides and audio webcast:
There will also be a simultaneous live webcast over the Internet, through the Star Bulk website (www.starbulk.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Market under the symbol "SBLK". Currently, Star Bulk has an operating fleet of eleven dry bulk carriers with definitive agreements to buy one and sell one Capesize vessel as well as to build two Capesize vessels. The total fleet consists of six Capesize, and eight Supramax dry bulk vessels with a combined cargo carrying capacity of 1,287,686 deadweight tons. The average age of our current operating fleet is 9.9 years.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company's management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts :

Company:

George Syllantavos
CFO
Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
7 Fragoklisias Str.
Maroussi 15125
Athens, Greece
www.starbulk.com

Investor Relations / Financial Media:

Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: starbulk@capitallink.com
www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: August 17, 2010	By:	/s/ PROKOPIOS TSIRIGAKIS
	Name:	Prokopios Tsirigakis
	Title:	Chief Executive Officer and President